UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of September 2004

                                   CELANESE AG
             ------------------------------------------------------
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    ----------------------------------------
                    (Address of Principal Executive Offices)

         Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                        Form 20-F [X]       Form 40-F [ ]

         Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [ ]             No [X]

         If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-________.



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                                   CELANESE AG


               On September 24, 2004 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Disclosure Notice in accordance with Section 15 of the German Securities Trading Law as well as a press release, each announcing that the Registrant will be required to record a further non-cash impairment on the value of its North American holding subsidiary Celanese Americas Corporation and this impairment will prevent the Registrant from declaring a dividend to its shareholders for the short fiscal year 2004, which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.







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                                    EXHIBITS



Exhibit No.                    Exhibit
-----------                    ------------------

99.1 Disclosure Notice in accordance with Section 15 of the German Securities Trading Law issued September 24, 2004 announcing the Registrant will be required to record a further non-cash impairment on the value of its North American holding subsidiary Celanese Americas Corporation and this impairment will prevent the Registrant from declaring a dividend to its shareholders for the short fiscal year 2004

99.2 Press release dated September 24, 2004 announcing the Registrant will be required to record a further non-cash impairment on the value of its North American holding subsidiary Celanese Americas Corporation and this impairment will prevent the Registrant from declaring a dividend to its shareholders for the short fiscal year 2004






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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       CELANESE AG
                                       (Registrant)


                                       By: /s/ P. W. PREMDAS
                                           ---------------------------------
                                       Name : Perry W. Premdas
                                       Title: Member of the Management Board
                                              (Chief Financial Officer)


Date: September 27, 2004


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

                                  EXHIBIT INDEX


Exhibit No.                    Exhibit
-----------                    ------------------

99.1 Disclosure Notice in accordance with Section 15 of the German Securities Trading Law issued September 24, 2004 announcing the Registrant will be required to record a further non-cash impairment on the value of its North American holding subsidiary Celanese Americas Corporation and this impairment will prevent the Registrant from declaring a dividend to its shareholders for the short fiscal year 2004

99.2 Press release dated September 24, 2004 announcing the Registrant will be required to record a further non-cash impairment on the value of its North American holding subsidiary Celanese Americas Corporation and this impairment will prevent the Registrant from declaring a dividend to its shareholders for the short fiscal year 2004